Exhibit 99.2

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,608,782.48 euros
Registered Office:
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX – France

379 001 530 R.C.S. LYON

DRAFT RESOLUTIONS SUBMITTED TO THE ORDINARY AND EXTRAORDINARY GENERAL
SHAREHOLDER’S MEETING TO BE HELD ON JUNE 22, 2004

- ORDINARY AGENDA -

FIRST RESOLUTION

The Shareholders’ Meeting, after having taken cognizance of the financial statements for the financial year ended on December 31, 2003, and having heard a reading of the management report of the Board of Directors and of the general report of the Statutory Auditor pertaining to said financial year, approves, in their entirety, the said financial statements, which show a profit in the amount of 12,800,854 euros.

Accordingly, the Shareholders’ Meeting grants the Directors a release for satisfactory performance of their duties during the past financial year.

SECOND RESOLUTION

After having heard a reading of the management report, the Shareholders Meeting decides to allocate the profits for the financial year ended on December 31, 2003, amounting to 12,800,854 euros, to the carry forward account, which will then amount to (30,174,343) euros.

It is recalled, pursuant to article 243 bis of the General Tax Code, that no dividend was allocated for the past three financial years.

THIRD RESOLUTION

The Shareholders’ Meeting, acknowledging that the term of the Director’s office of Gérard Soula expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

Gérard Soula has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

FOURTH RESOLUTION

The Shareholders’ Meeting, acknowledging that the term of the Director’s office of Steve Willard expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

Steve Willard has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

FIFTH RESOLUTION

The Shareholders’ Meeting, acknowledging that the term of the Director’s office of Raul Cesan expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

Raul Cesan has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

SIXTH RESOLUTION

The Shareholders’ Meeting, acknowledging that the term of the Director’s office of William Dearstyne expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

William Dearstyne has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

SEVENTH RESOLUTION

The Shareholders’ Meeting, acknowledging that the term of the Director’s office of Michel Greco expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

Michel Greco has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

EIGHTH RESOLUTION

The Shareholders Meeting, acknowledging that the term of the Director’s office of Jean Noel Treilles expires at the end of this meeting, decides to renew his office for one (1) year, to expire at the end of the Shareholders’ Meeting called on to approve the financial statements for the financial year that will end on December 31, 2004.

Jean Noel Treilles has declared that he complied with all the conditions required by applicable laws and regulations in order to hold such office.

NINTH RESOLUTION

In accordance with Section 223 quater of the General Tax Code were incurred during the Financial Year, the Shareholders’ Meeting acknowledges that no extravagant expenses or charges as set forth at Section 39-4 of the General Tax Code were incurred during the Financial Year.

TENTH RESOLUTION

After having taken cognizance of the statutory auditor’s special report regarding the agreements referred to in Sections L. 225-38 et seq. of the Commercial Code, the Shareholders Meeting approves, in all its terms, the following agreement referred to in said report:

Nature & Purpose: Insurance policy to cover the Company, its Chairman and Managing Director, Executive Managing Director, its Directors and officers against the consequences of any claims for damages.

Conditions : Global premium booked as an expense for the fiscal year ended on December 31, 2003 amounts to € 132,131.

Interested directors : Raul Cesan, William Dearstyne, Michel Greco, Gérard Soula, Jean Noel Treilles, Steve Willard.

ELEVENTH RESOLUTION

After having taken cognizance of the statutory auditor’s special report regarding the agreements referred to in Sections L. 225-38 et seq. of the Commercial Code, the Shareholders Meeting approves, in all its terms, the following agreements referred to in said report:

Nature & Purpose:

a.	Services provided by the American subsidiary of the Company, Flamel Technologies Inc., located in Washington,

b.	Company’s positive current account receivable with its Flamel Technologies Inc. Debt of the subsidiary does not bear interest.

Conditions :

a.	Services booked as an expenses for the year end December 31,2003 amounts to € 1,381,124

b.	Company’s positive current account receivable amounts to € 9,207 at year end.

Interested director : Steve Willard

- EXTRAORDINARY AGENDA -

TWELFTH RESOLUTION

After having heard a reading of the Board of Directors’ report and of the Statutory Auditor’s special report the General Shareholders’ Meeting decides to proceed with the issuance of 80,000 warrants (BSA) for a subscription price of 0.01 euro each, each warrant giving its holder, subject to the terms and conditions set forth hereafter, the right to subscribe, for each warrant, to one share of the Company for a subscription price of 21.73 euros per share, an approximate nominal value of 0.12 euro and approximate share issuance premium of 21.61 euros.

The General Shareholders’ Meeting decides to reserve the total subscription for these warrants (BSA), provided that the following resolution is adopted, to the following beneficiaries, all four of whom are board members of the Company:

-	Mr. Raul Cesan,

-	Mr. Michel Greco,

-	Mr. William Dearstyne,

-	Mr. Jean-Noël Treilles.

The General Shareholders’ Meeting decides that these warrants (BSA) may only be exercised until such time of the annual General Shareholders’ Meeting called on to vote on the approval of the financials for the fiscal year ending December 31, 2004, expressly provided that their holders be board members of the Company on the day of such exercise.

The General Shareholders’ Meeting decides to settle the subscription period for these warrants (BSA) as commencing on the day of this General Shareholders’ Meeting and closing on July 31st.

The General Shareholders’ Meeting decides to grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this transaction and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSAs).

THIRTEENTH RESOLUTION

As a result of the adoption of the preceding resolution and having heard a reading of the Board of Directors’ report and of the Statutory Auditors’ special report, the General Shareholders’ Meeting decides to cancel the preemptive right of the shareholders, warrant holders and of all of the holders of any other combined securities to subscribe for the 80,000 warrants referred to in the previous resolution, for the benefit of the following beneficiaries, all four of whom are board members of the Company:

-	Mr. Raul Cesan,

-	Mr. Michel Greco,

-	Mr. William Dearstyne,

-	Mr. Jean-Noël Treilles.

FOURTEENTH RESOLUTION

As a result of the adoption of the two preceding resolutions, the General Shareholder’s Meeting decides to authorize the Board to proceed with the issuance of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each, with an approximate issuance premium of 21.61 euros, that is, a capital increase of an approximate maximum nominal amount of 9,800 euros, and a share issuance premium of a maximum total amount of 1,728,600 euros and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.

(ii)	Receive the subscriptions.

(iii)	Close the subscription period once all of the subscriptions have been gathered.

(iv)	Receive the payments.

(v)	Deposit the funds in a bank account in accordance with the law.

(vi)	Amend the bylaws as a result, and more generally,

(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 paragraph 3 of the Commercial Code, these shares may be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

In accordance with Article L. 228-95 paragraph 2 of the Commercial Code, the shareholders expressly waive, for the benefit of the holders of the above-mentioned 80,000 warrants, their preemptive right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSA), newly issued for the benefit of Messrs. Cesan, Greco, Dearstyne and Treilles.

- ORDINARY AND EXTRAORDINARY AGENDA -

FIFTEENTH RESOLUTION

The Shareholders Meeting grants a power of attorney to the bearer of an original, an excerpt or a copy hereof, in order to effect all publication, filing and other formalities required by law.

5